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19003238

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66367

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dawson James Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Federal Highway, Suite 500

(No. and Street)

BocA RAToN   *FLoRidA*   33442

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin S. Kurtz   (561) 208-2907

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jefferies LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Suite 700	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Kevin S. Kurtz__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Dawson James Securities, Inc.__ , as
of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   __Kevin J. Kurtz__
                                                 Signature

                                            Chief Financial Officer
                                                    Title

_____ Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAWSON JAMES SECURITIES, INC.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

4601 DTC BOULEVARD • SUITE 700

DENVER, COLORADO 80237

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Dawson James Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Dawson James Securities, Inc.'s auditor since 2004.

Denver, Colorado
February 15, 2019



DAWSON JAMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents (Note 1)	$	273,127
Due from clearing brokers		331,793
Securities owned, at fair value (Note 6)		344,413
Due from affiliates (Note 3)		1,370,041
Other receivables, net of allowance for doubtful accounts of $200,051		87,062
Prepaid expenses		198,567
Furniture and equipment at cost, net of accumulated depreciation of $219,269		101,309
Other assets, net of accumulated amortization of $56,875		209,799
	$	**2,916,111**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	185,328
Securities sold, not yet purchased		-
Commissions and salaries payable		213,846
Deferred income		9,808
Total liabilities		408,982

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

SHAREHOLDER'S EQUITY

Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding	1
10% Series B Cumulative Preferred Stock; $.001 par value; 15.5 shares issued and outstanding. Stated value $50,000 per share (Note 7)	775,000
Additional paid-in capital	3,353,127
Retained earnings (deficit)	(1,620,999)
Total shareholder's equity	2,507,129
	$ **2,916,111**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 30, 2002 as a Florida Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals mainly in equity securities. The Company is owned 100% by its parent, Ark Financial Services, Inc. (the "Parent").

The Company, under Rule 15c3-3(k)(2)(i) and (k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially all common stock) and securities sold, not yet purchased ("short securities"), are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis. Other income is recognized when earned.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

Securities Inventory

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 -   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Securities Inventory *(continued)*

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE 1 - **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Securities Inventory *(concluded)*

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values securities that may be non-marketable due to certain restriction and securities with a limited market which have a measurable fair value using both observable and unobservable inputs. These securities are classified in Note 6 within Level 3 category and may include changes in fair value that were attributable to both observable and unobservable inputs. At December 31, 2018 the Company had a total of $56,471 of securities included with securities not readily marketable.

Income Taxes

The Company files a consolidated federal tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist exclusively of money market instruments at the clearing brokers.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of a certain contractual agreement are recorded in other assets on our balance sheet. Our restricted cash balance is $103,390 and is being held as a security deposit for one of our office lease agreements which will expire in October 2020.

New Accounting Standards Not Yet Effective

ASU 2016-02, Leases: This standard establishes a new accounting model for leases. The standard requires entities to recognize lease assets and liabilities on the balance sheet for all leases with a term of more than one year, including operating leases, which are not recorded on the balance sheet under existing standards. On the statement of income, leases that meet existing capital lease criteria will generally be accounted for under a financing model, while operation leases will generally be accounted for under straight-line expense model. The standard is effective on January 1, 2019, but early adoption is permitted. The Company did not adopt the standard early.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $422,511 and $103,278, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.67 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company leases office space and equipment under operating leases. The lease term for office space is three months to five years with monthly payments ranging from approximately $6,000 to $40,000. The deferred rent liability resulting from the free monthly rentals is being amortized over the applicable lease term. At December 31, 2018 the deferred rent liability was approximately $56,000. Monthly lease payments for equipment are less than $1,500 per month. Lease expense for office space and equipment was approximately $807,000 for the year ended December 31, 2018.

The following is a schedule by years of minimum future rentals on non-cancelable leases as of December 31, 2018.

Year	Operating Lease
2019	569,282
2020	400,293
2021	-
	$ 969,575

In July 2013 the Company entered into an agreement with the Parent to provide a revolving line of credit up to $500,000 bearing interest at a rate of 6% per annum. As of December 31, 2018, The Parent has an outstanding balance against this line of credit of $485,000. The principal balance plus all accrued and unpaid interest was due to be paid in full by the Parent on July 31, 2014. The full amounts due, including interest, remains outstanding at December 31, 2018.

The Company has made advances to affiliates in the amount of $885,040 as of December 31, 2018. The Company has no amounts due to any other affiliates as of December 31, 2018. These advances are non-interest bearing and are due on demand.

NOTE 4 -   *INCOME TAXES*

The Company has approximately $357,000 of net operating losses as of December 31, 2018 expiring in 2037, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $185,000 in deferred tax benefit relating to the net operating loss carryforward, and other temporary differences, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

The Company has no current federal or state tax payable as of December 31, 2018.

NOTE 5 -   *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK*
                AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of the securities changes subsequent to December 31, 2018.

The Company has deposits with and receivables from its clearing brokers. If the clearing brokers should cease business, these amounts could be subject to forfeiture. In addition, the Company had deposits in banks in excess of the FDIC insured amount of $250,000 which would be subject to loss should the bank cease operations. As of December 31, 2018 the Company held $21,842 in excess of the FDIC insured amount.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, due from affiliates, other receivables, prepaid expenses, accounts payable and accrued expenses, commissions and salaries payable, and deferred income, are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold, not yet purchased by the Company are valued as described in Note 1.

NOTE 6 -   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Securities owned, at fair value	$ 287,942	$ -	$ 56,471	$ 344,413
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2018.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2017	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2018	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2018
Assets:							
Securities	$ 261,148	$ -	$ -	$ -	$ (204,677)	$ 56,471	$ 26,318

Valuation technique and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2018 are as follows:

Level 3 Fair Value Measurements:	Fair Value at December 31, 2018	Valuation Technique	Unobservable Inputs
Assets:		Third party pricing service	n/a
Securities	$ 56,471		

NOTE 7 – Series A and Series B Cumulative Preferred Stock

The Company had authorized a new share class of Preferred Stock, "Preferred Stock B" in August 2017 which included conversion rights for previous shareholders of Preferred Stock A. As a result, all shareholders of the previous Preferred Stock A opted to convert their shares and purchase the newly created Preferred Stock B for a total conversion amount of $350,000. An additional amount of $575,000 was raised in cash for a total amount of Preferred Stock B of $925,000 and 18.5 shares outstanding at December 31, 2017. During 2018 the Company redeemed 3 shares for $150,000 and a total of 15.5 shares outstanding at December 31, 2018.

The Company was authorized to issue up to 47 shares, each with a stated value of $50,000 per share, with a par value of $.001 per share. Each shareholders of Preferred Stock B shall be entitled to receive cumulative dividends on each issued and outstanding share at a rate equal to ten percent (10%) of the Stated Value per share per annum, payable on July 10th and January 10th of each calendar year. Dividends were declared and paid in January 2018 and July 2018 to all shareholders, calculated on a 365/366 day year. Total amount of dividends paid in 2018 was $79,807. Dividends were not declared for January 2019 and dividends in arrears are $38,750 as of the date of this report.

In addition to receiving annual dividends, the holder of each share of Series B Preferred Stock purchased will received 30,000 shares of common stock of an unrelated entity, when and if received by the Company, subject to such limitations and qualifications as are more specifically set forth in the offering document.

Each Certificate of Designation includes both a Call Option and Put Option. At anytime after the first eighteen (18) months following the Issuance Date of each share of Preferred Stock B, The Company shall be permitted to redeem such shares or the Shareholder shall be permitted to put back to the Company any shares. The earliest date that either the Call Option or Put Option becomes effective is February 2019.

NOTE 8 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

DAWSON JAMES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

SEC
Mail Processing
Section

FEB 2 7 2019

Washington DC
413

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**